August 24, 2020

Edward P. Bartz

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington DC 20549-8626

Re:	Waycross Independent Trust (the “Trust”) File Nos. 333-239562 and 811-23581

Dear Mr. Bartz:

This letter responds to the oral comments that you provided the Trust on Thursday, August 13, 2020, regarding the Trust’s pre-effective amendment No. 1 to its registration statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “Investment Company Act”). The Trust filed the pre-effective amendment on Form N-1A (the “N-1A/A”) on August 11, 2020 (Acc-no: 0001398344-20-015529), on behalf of its series, Waycross Long/Short Equity Fund (the “Long/Short Fund”) and Waycross Focused Equity Fund (the “Focused Fund”) (each, a “Fund,” and together, the “Funds”).

Before providing the Trust’s responses to your comments, the Trust notes that in its cover letter to the N-1A/A, it requested under Rule 461 of the Securities Act that the Securities and Exchange Commission (the “Commission”) declare the registration statement effective as soon as practicable. The Trust again requests that the Commission declare the registration statement effective as soon as possible.

1.       The staff notes that the annual report for the Long/Short Equity Fund’s predecessor fund, dated February 29, 2020, included an expense ratio of 2.66% after recoupments of amounts previously waived or reimbursed under the predecessor fund’s expense limitation agreement. Assuming the predecessor fund reorganizes into the Long/Short Equity Fund, and there are still previously waived fees and reimbursed expenses that are subject to recoupment, please explain why a lower expense ratio is disclosed in the summary prospectus for the Long/Short Equity Fund.

Response: The Long/Short Fund expects that expenses related to the fund administrator, legal counsel, and trustee fees will decline substantially in the current fiscal year. Therefore, the Fund restated its expense ratio to reflect these changes. After considering the staff’s comments, the Long/Short Fund has added the following footnote to the fee table: “Other Expenses have been restated to reflect expenses to be incurred in the current fiscal year.” The Trust confirmed with its independent public accounting firm that it does not need to provide another audit opinion because the added footnote does not affect the expense ratios in the fee table.

2.       Regarding the proposed reorganization of the predecessor fund into the Long/Short Fund, please explain why, under Rule 145 of the Securities Act, the Trust intends to submit the reorganization to shareholder approval using Schedule 14A as opposed to Form N-14

Response: As noted in its cover letter to the N-1A/A, the Trust has decided to use Form N-14 for the proposed reorganization of the predecessor fund into the Long/Short Equity Fund. The Trust expects to file the Form N-14 in early September 2020.

3.        In the signature page to the N-1A/A, Mr. Benjamin Thomas signed as the Principal Executive and Financial Officer of the Trust. Please provide a representation that Mr. Thomas as serves as the Principal Accounting Officer or Comptroller. See Section 6(a) of the Securities Act.

Response: The Trust represents that Mr. Thomas serves as the Principal Accounting Officer of the Trust, and it has updated the signature page accordingly.

4.       Please supplementally represent to us that the Long/Short Fund will not publicly sell its securities under the Trust’s registration statement until the proposed reorganization of the predecessor fund is approved by the Board of Trustees of Ultimus Managers Trust and the predecessor fund’s shareholders, and the reorganization is consummated. Relatedly, please represent to us that the Focused Fund will not publicly offer its securities under the Trust’s registration statement until either the proposed reorganization of the Long/Short Fund is consummated, or the Trust complies with the seed capital requirements under Rule 14(a) of the Investment Company Act.

Response: The Trust represents that it will not offer publicly the Long/Short Fund’s shares until the proposed reorganization is consummated. Relatedly, the Trust represents that it will not publicly offer the Focused Fund’s shares until the proposed reorganization is consummated or the Trust complies with Rule 14(a) of the Investment Company Act.

If you have any further comments or questions about the responses, please contact me at (509) 279-8202 or bo.howell@practus.com.

Sincerely,

/s/ Bo James Howell
Bo James Howell
On behalf of Practus, LLP

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